FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
Novartis delivered strong H1 performance. FY 2020 guidance confirmed at higher end for core operating income and lower end for sales.
•	Due to COVID-19 first half results are more representative of underlying performance than Q2, sales growth of 6% (cc1, +3% USD) and core¹ operating income growth of 19% (cc, +14% USD):
o	Innovative Medicines grew sales 7% (cc, +5% USD) and core operating income 16% (cc, +11% USD)
o	Sandoz grew sales 1% (cc, -2% USD) and core operating income 26% (cc, +19% USD)
•	Net sales in Q2 from continuing operations[2] declined 1% (cc, -4% USD) largely reversing forward purchasing from Q1:
o
Key products continue growth, despite COVID-19, including: Zolgensma USD 205 million, Entresto USD 580 million (+40% cc), Cosentyx USD 944 million (+12% cc), Promacta/Revolade USD 422 million (+23% cc), Piqray USD 79 million and Kymriah USD 118 million (+103% cc)

o	Sandoz Biopharmaceuticals grew 19% (cc, +16% USD), with double digit growth in the EU and US
o	COVID-19 negatively impacted demand, particularly: Lucentis and mature ophthalmology (approximately USD 0.3 billion), new patient starts in dermatology and Sandoz retail
•	Q2 core operating income grew 6% (cc, +1% USD) due to lower spending and improved gross margin, driven by productivity and product mix, partly offset by lower sales
•	Q2 net income declined 4% (cc, -11% USD) mainly due to higher impairments
•	Q2 free cash flow[1] of USD 3.6 billion (+1%), as favorable working capital offset divestments in prior year
•	Key Innovation Milestones:
o	Tabrecta approved in US for treatment of metastatic NSCLC with exon 14 skipping mutation
o	Cosentyx approved in EU and US for treatment of active nr-axSpA
o	Zolgensma IV conditionally approved in EU for SMA children up to 21kg
o	Enerzair received EC approval for treatment of uncontrolled asthma
o	Entresto, Tabrecta, Mayzent, Enerzair and Atectura simultaneously approved in Japan
•	Resolved legacy legal matters, including the settlements related to FCPA and US speaker programs
•	2020 guidance[3] for continuing operations tightened within prior guidance ranges – Net sales expected to grow mid single digit; core operating income expected to grow low double digit
Basel, July 21, 2020 - commenting on the quarter, Vas Narasimhan, CEO of Novartis, said:
“Novartis performed strongly in the first half, despite the impact from COVID-19, demonstrating the resilience and agility of our associates and operations. We continued to advance our broad range of efforts to support the COVID-19 pandemic response. Our growth drivers and launches continue their strong momentum, with Cosentyx and Entresto increasing market share in the US. We are on track to deliver on our commitment to drive consistent margin expansion and are excited by the progress of our deep mid to late stage pipeline to drive long-term growth”.

Key Figures	Continuing Operations
	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 347	11 764	-4	-1	23 630	22 870	3	6
Operating income	2 352	2 663	-12	-4	5 096	4 905	4	11
Net income	1 867	2 109	-11	-4	4 040	3 977	2	9
EPS (USD)	0.82	0.91	-10	-3	1.77	1.72	3	11
Free cash flow	3 631	3 612	1		5 652	5 481	3
Core operating income	3 669	3 648	1	6	7 846	6 902	14	19
Core net income	3 108	3 096	0	5	6 657	5 907	13	18
Core EPS (USD)	1.36	1.34	1	6	2.92	2.55	15	19

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2 Refers to continuing operations as defined on page 42 of the Condensed Interim Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz, as well as the continuing corporate functions. 3 Please see detailed guidance assumptions on page 8 including the forecast assumption that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly ophthalmology, in H2 2020. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

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COVID-19 Update
The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies that Novartis operates in. Our primary concerns remain the health and safety of our associates and patients while we also continue to take strong actions to help address the pandemic.

During the second quarter, COVID-19 had an impact on our business with forward purchasing from the first quarter largely reversing. Despite this our operations remain stable with record high customer service levels. Our cash collections continue to be according to our normal trade terms, and days sales outstanding at normal levels. Our product portfolio remains resilient despite COVID-19 negatively impacting sales in April and May, particularly: Lucentis and mature ophthalmology, new patient starts in dermatology and Sandoz retail. Sales were mostly affected by lower new patient starts and significant reduction in patient visits to physicians. This impact showed improvement in the latter part of the quarter. Novartis is closely monitoring the situation and will provide an update with Q3 results. We implemented and embraced new ways of working, which include less travel and meeting costs. Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.

At present drug development operations are continuing with manageable disruptions, with our SENSE and Site Cockpit digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate site-level disruptions. Thus far, these measures have limited COVID-related impacts to our expected submission timelines over the next several years. Phase III clinical trials evaluating canakinumab in patients with pneumonia as a result of SARS-CoV-2 infection, and ruxolitinib in combination with standard of care compared to SoC alone, in collaboration with Incyte, are continuing. Data readouts from these studies are expected in the second half of 2020. We continue to support 35+ ongoing investigator-initiated trials involving 10 Novartis medicines.

In July, Novartis launched a first-of-its-kind not-for-profit portfolio of medicines for symptomatic treatment of COVID-19. The new portfolio of 15 medicines from the Sandoz division addresses urgent unmet needs of low and lower middle income countries to treat patients with COVID-19 symptoms. The portfolio will be sold at no profit to governments in up to 79 eligible low and lower middle income countries during the pandemic and until a vaccine or curative treatment is available.

Resolving legacy legal matters

We are continuing our long term journey to build trust with society and during the second quarter we resolved some of our legacy compliance issues. We finalized our USD 678 million settlement relating to a civil suit challenging speaker programs and other promotional events conducted in the US (2002 - 2011) as well as USD 51 million related to the company’s support of certain independent charitable co-pay foundations (2010 - 2014). Provisions for these settlements were previously made. Novartis has agreed to new corporate integrity obligations with the US Department of Health & Human Services that will mean we will continue to evolve our approach to peer-to-peer medical education. Such education will transition towards a digital format in keeping with the changes that we have made and seen to be effective in recent months. All Foreign Corrupt Practices Act (FCPA) investigations into Novartis are now closed with the settlement that we have reached with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC). As part of the settlements, Novartis and certain of its current and former subsidiaries agreed to pay USD 234 million to the DOJ and USD 113 million to the SEC.

Financials
In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 42 and Notes 2, 3 and 10 in the Condensed Interim Financial Report for a full explanation.
The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.

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Continuing operations second quarter
Net sales were USD 11.3 billion (-4%, -1% cc) in the second quarter. Volume contributed 5 percentage points to sales growth driven by Entresto, Zolgensma and Cosentyx, partly offset by the impacts of COVID-19. Volume growth was offset by price erosion of 3 percentage points and negative impact from generic competition of 3 percentage points.
Operating income was USD 2.4 billion (-12%, -4% cc) mainly due to lower sales and higher impairments partly offset by lower spending and improved gross margin.
Net income was USD 1.9 billion (-11%, -4% cc) mainly due to lower operating income. EPS was USD 0.82 (-10%, -3% cc), decreasing less than net income benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 3.7 billion (+1%, +6% cc) due to lower spending and improved gross margin, driven by productivity and product mix, partly offset by lower sales. Core operating income margin was 32.3% of net sales, increasing by 1.3 percentage points (+2.1 percentage points cc).
Core net income was USD 3.1 billion (0%, +5% cc) mainly driven by growth in core operating income. Core EPS was USD 1.36 (+1%, +6% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 3.6 billion (+1%), broadly in line with the prior year quarter, as favorable working capital was offset by lower divestment proceeds.
Innovative Medicines net sales were USD 9.2 billion (-1%, +1% cc). Pharmaceuticals BU sales grew 1% (cc), as the launch uptake of Zolgensma and continuing momentum on Entresto and Cosentyx were mostly offset by the negative impact of the COVID-19 pandemic, particularly in ophthalmology and new patient starts in dermatology. Oncology BU grew 1% (cc) as the continuing momentum on Promacta/Revolade, Kymriah, Kisqali and Tafinlar + Mekinist as well as the launch uptake of Piqray was mostly offset by generic competition for Afinitor and Exjade and the negative impact of the COVID-19 pandemic, particularly in radioligand therapy. Generic competition had a negative impact of 4 percentage points, mainly driven by Afinitor, Exjade and Travatan, and net pricing had a negative impact of 4 percentage points. Volume contributed 9 percentage points to sales growth.
Sandoz net sales were USD 2.2 billion (-11%, -9% cc) as volume declined 9 percentage points (cc) and pricing was in line with prior year, benefiting from favorable revenue deduction adjustments. The sales decline was due to COVID-19 negative impacts, mainly the reversal of Q1 forward purchasing and lower retail demand, some contract discontinuations in the US and a higher prior year base that included several first to market launches. The decline was partly offset by global sales of Biopharmaceuticals growing 19% (cc), driven by double digit growth in Europe and the US.

Continuing operations first half
Net sales were USD 23.6 billion (+3%, +6% cc) in the first half mainly driven by Entresto, Zolgensma and Cosentyx. Volume contributed 11 percentage points to sales growth, despite being impacted by COVID-19.  Strong volume growth was partly offset by price erosion of 3 percentage points and negative impact from generic competition of 2 percentage points.
Operating income was USD 5.1 billion (+4%, +11% cc) mainly driven by sales growth and lower legal expenses, partly offset by higher amortization and lower divestments.
Net income was USD 4.0 billion (+2%, +9% cc) mainly driven by higher operating income, partly offset by higher financial expenses. EPS was USD 1.77 (+3%, +11% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 7.8 billion (+14%, +19% cc) mainly driven by higher sales and improved gross margin, partly offset by launch investments. Core operating income margin was 33.2% of net sales, increasing by 3.0 percentage points (+3.8 percentage points cc).
Core net income was USD 6.7 billion (+13%, +18% cc) mainly driven by growth in core operating income. Core EPS was USD 2.92 (+15%, +19% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.

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Free cash flow from continuing operations amounted to USD 5.7 billion (+3%) compared to USD 5.5 billion in the prior year period. This increase was mainly driven by higher operating income adjusted for non-cash items and other adjustments, partly offset by lower divestment proceeds.
Innovative Medicines net sales were USD 18.9 billion (+5%, +7% cc). Pharmaceuticals BU grew 8% (cc) driven by Entresto (+50% cc), Zolgensma (USD 0.4 billion), Cosentyx (+15% cc) and the Xiidra acquisition, partly offset by declines in Lucentis and other ophthalmology products, driven mainly by lower demand due to COVID-19. Oncology BU grew 6% (cc) driven by Promacta/Revolade (+28% cc), Piqray (USD 0.2 billion) and Kisqali (+64% cc). Volume contributed 13 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points. Net pricing had a negative impact of 3 percentage points.
Sandoz net sales were USD 4.7 billion (-2%, +1% cc). Volume growth of 3 percentage points (cc), partially offset by 2 percentage points (cc) of price erosion, benefiting from favorable revenue deduction adjustments. Sales in Europe grew 5% (cc), while sales in the US declined 12%, driven by oral solids. Global sales of Biopharmaceuticals grew 25% (cc), driven by strong double digit growth in Europe and the US.
Discontinued operations
Discontinued operations include the business of Alcon and certain corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the first half of the prior year includes three months of operating results of the divested business.
In the first half of 2020, there were no activities related to discontinued operations. In the first half of 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net income from discontinued operations was USD 4.6 billion, including the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 2 “Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations”.
Total Group first half
For the total Group, net income amounted to USD 4.0 billion compared to USD 8.6 billion in prior year, including the non-taxable non-cash net gain on distribution of Alcon Inc. Basic earnings per share was USD 1.77 compared to USD 3.70 in prior year. Cash flow from operating activities for the total Group amounted to USD 6.5 billion and free cash flow to USD 5.7 billion.
Key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q2 growth) including:
Zolgensma	(USD 205 million) driven by US sales as newborn screening continues to progress with 28 states representing 60% of newborns. Additional growth was driven by geographic expansion outside of US.
Entresto	(USD 580 million, +40% cc) delivered sustained growth and increased market share, driven by demand as the essential first choice therapy for HF patients.
Cosentyx	(USD 944 million, +12% cc) continued growth across indications and grew market share in the US. Growth was impacted by COVID-19 related disruption to dermatology and rheumatology practices.
Promacta/Revolade
(USD 422 million, +23% cc) grew at a double digit rate in most regions driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA) in the US.

Xiidra	(USD 79 million) was impacted by COVID-19 related disruption as ophthalmology visits declined significantly.
Piqray	(USD 79 million) grew in the US driven by strong demand.
Kymriah
(USD 118 million, +103% cc) grew strongly in Europe and US. More than 240 qualified treatment centers and 25 countries have coverage for at least one indication. The EMA approved manufacturing at Novartis owned facilities in Stein, Switzerland.

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Kisqali
(USD 159 million, +49% cc) continued strong double-digit growth driven by demand in all geographies, benefiting from the impact of positive overall survival data from two pivotal Phase III trials (MONALEESA-7 and MONALEESA-3).

Tafinlar + Mekinist	(USD 371 million, +12% cc) continued to show growth driven by demand in adjuvant melanoma as well as NSCLC.
Beovu
(USD 34 million) is approved in more than 30 countries. Post marketing cases termed as “retinal vasculitis” and/or “retinal vascular occlusion” that may result in severe vision loss, typically associated with intraocular inflammation and the current COVID-19 situation had an unfavorable impact on US sales.

Mayzent	(USD 34 million) grew vs. Q1’20 despite new patients starts being impacted by COVID-19. Patient uptake showed signs of improvement towards the end of Q2.
Adakveo
(USD 21 million) US launch is progressing well, with close to 100% brand awareness among hematologists. Payer coverage is expanding, including published Medicaid policies in 19 states and 85% coverage among commercial plans. The permanent J-code took effect July 1.

Biopharmaceuticals	(USD 466 million, +19% cc) driven by continued double digit growth in Europe and the US (Biosimilars, biopharmaceutical contract manufacturing and Glatopa).
Emerging Growth Markets	Which comprises all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales grew 5% (cc) including China (USD 625 million), which grew 20% (cc).

Net sales of the top 20 Innovative Medicines products in 2020

	Q2 2020	% change		H1 2020	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	944	10	12	1 874	14	15
Gilenya	738	-11	-9	1 510	-5	-4
Entresto	580	38	40	1 149	48	50
Tasigna	480	3	5	967	7	9
Lucentis	401	-25	-24	888	-17	-15
Promacta/Revolade	422	21	23	825	26	28
Tafinlar + Mekinist	371	9	12	737	16	19
Sandostatin	341	-15	-13	715	-10	-8
Jakavi	310	9	14	628	16	20
Gleevec/Glivec	288	-11	-8	617	-2	0
Galvus Group	279	-13	-8	617	-3	1
Xolair	289	0	4	596	4	8
Afinitor/Votubia	266	-34	-33	562	-27	-26
Diovan Group	268	-5	0	542	0	4
Exforge Group	238	-10	-5	496	-7	-3
Ilaris	200	21	23	413	31	33
Zolgensma	205	nm	nm	375	nm	nm
Exjade/Jadenu	163	-36	-35	335	-32	-31
Votrient	162	-16	-14	328	-14	-12
Kisqali	159	43	49	320	58	64
Top 20 products total	7 104	0	2	14 494	6	8
nm = not meaningful

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R&D Update - key developments from the second quarter
New approvals and regulatory update
Zolgensma IV formulation IT formulation

Received EU conditional approval for patients with SMA and a clinical diagnosis of Type 1 or SMA patients with up to three copies of the SMN2 gene. The approval covers babies and young children with SMA up to 21 kg. Commercial product was made available in the EU from July 1.

Continued dialogue with FDA on partial clinical hold. Plan to approach FDA for pre-BLA meeting with a BLA submission in 2021.

Tabrecta (Capmatinib)
Tabrecta (formerly INC280) is the first and only therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14). Approximately 4,000-5,000 patients are diagnosed with METex14 metastatic NSCLC each year in the US and may face poor prognoses due to presence of the mutation.

Enerzair Breezhaler (QVM149)
Received EC approval in July, as the first-in-class inhaled LABA/LAMA/ICS combination for uncontrolled asthma, including the first digital companion that can be prescribed with a treatment for uncontrolled asthma in the EU.

Cosentyx
Received US and EU approval for treatment of patients with non-radiographic axSpA, the fourth indication after moderate to severe plaque psoriasis, psoriatic arthritis and ankylosing spondylitis.
Cosentyx also received a positive CHMP opinion for the treatment of pediatric psoriasis.
China health authority NMPA approved Cosentyx for the treatment of adults with ankylosing spondylitis.

Piqray	Piqray in combination with fulvestrant received a positive CHMP opinion to treat HR+/HER2- advanced breast cancer with a PIK3CA mutation.
Ilaris	Granted a new indication in the US for active Still’s disease including Adult-Onset Still’s Disease (AOSD). This is the first FDA-approved treatment for AOSD.
Xolair	Received a positive CHMP opinion for treatment of adults with severe chronic rhinosinusitis with nasal polyps (CRSwNP) inadequately controlled with intranasal corticosteroids.
Beovu
FDA approved label update to include additional safety information. The update includes characterization of adverse events, retinal vasculitis and retinal vascular occlusion, as part of the spectrum of intraocular inflammation observed in the HAWK and HARRIER trials and noted in the original prescribing information.

Ofatumumab	FDA extended its review of the sBLA for ofatumumab, a self-administered, targeted B-cell therapy for patients with relapsing multiple sclerosis. Regulatory action is now expected in September 2020.
Entresto Tabrecta Mayzent Enerzair Atectura
Japan MHLW simultaneously approved five new treatments for Japanese patients.
Entresto in chronic heart failure
Tabrecta for METex14 mutation-positive advanced and/or recurrent unresectable NSCLC
Mayzent in secondary progressive MS
Enerzair (glycopyrronium bromide, indacaterol acetate, mometasone furoate)
Atectura (indacaterol acetate, mometasone furoate) in different forms of asthma.

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Regulatory submissions and filings
Entresto HFpEF	File accepted in the US.
Xiidra EU	Filing has been withdrawn following objections raised by the CHMP during the application process that Novartis recognized could not be resolved within the available timeframe.
Results from ongoing trials and other highlights
Beovu
A post-hoc analysis presented at ARVO showed that lower levels of any fluid (intra-retinal fluid, sub-retinal fluid or pigment-epithelial detachment volume) were associated with better visual outcomes, suggesting that all three fluids are relevant for visual outcomes in wet AMD. In the post-hoc analysis, more patients on Beovu experienced reduced levels of fluid.

Cosentyx	Phase III PREVENT data show Cosentyx 150 mg provided significant and sustained improvement in signs and symptoms of non-radiographic axial spondyloarthritis (nr-axSpA) up to Week 52.
Ofatumumab
A post hoc analysis presented at European Academy of Neurology showed 47.0% and 87.8% of patients treated with ofatumumab achieved no evidence of disease activity (NEDA-3) within the first (0–12 months) and second year (12–24 months) of treatment, respectively.

Kisqali
MONALEESA-7 and MONALEESA-3 subgroup analysis presented during the 2020 ASCO Virtual Scientific Program showed Kisqali plus endocrine therapy extended life compared to endocrine therapy for patients with liver metastases – showing ~47% and 37% reduction in the risk of death in M7 and M3, respectively.

Tafinlar + Mekinist	5-year data presented at the 2020 ASCO Virtual Scientific Program showed more than half of patients with BRAF-mutated advanced melanoma taking Tafinlar + Mekinist were alive and free of a relapse.
Enerzair Breezhaler (QVM149)
Phase IIIb ARGON study met primary endpoint, demonstrating non-inferiority in improving quality of life in people with uncontrolled asthma compared to a free combination of two existing inhaled treatments, twice-daily Sal/Flu plus once-daily tiotropium (Tio).

Adriforant (ZPL389)
Based on a full review of an interim analysis of the Phase IIb ZEST trial, the efficacy data did not meet the pre-specified criteria to pursue adriforant (ZPL389) clinical trials in atopic dermatitis. The recommendation to stop the trial was not based on any safety concerns.

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Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first half of 2020, 25.6 million shares (for an equity value of USD 1.2 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. In the same period, 1.6 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. Consequently, the total number of shares outstanding increased by 24.0 million versus December 31, 2019. Novartis aims to offset the dilutive impact from equity based participation plans of associates over the remainder of the year. These treasury share transactions resulted in an equity increase of USD 1.1 billion and a net cash inflow of USD 0.7 billion, mainly related to option proceeds.
In the second quarter of 2020, Novartis repaid the USD 1.0 billion, 4.4% coupon bond issued in March 2010 at maturity.
As of June 30, 2020, the net debt increased by USD 10.6 billion to USD 26.5 billion versus December 31, 2019. The increase was mainly driven by the acquisition of The Medicines Company for USD 9.6 billion and the USD 7.0 billion annual dividend payment, partly offset by USD 5.7 billion free cash flow during the first half of 2020.
As of Q2 2020, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
The Group has not experienced liquidity or cash flow disruptions during the first half of 2020 due to the COVID-19 pandemic. We believe that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.
2020 Outlook
Barring unforeseen events
Continuing operations (Excluding Alcon from both 2019 and 2020)

Net Sales
Expected to grow mid single digit (cc)
From a divisional perspective, we expect net sales performance (cc) in 2020 to be as follows:
• Innovative Medicines: expected to grow mid single digit
• Sandoz: expected to grow low single digit

Core operating income	Expected to grow low double digit (cc)

Our guidance assumes that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly ophthalmology, in H2 2020. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

Foreign exchange impact
If mid-July exchange rates prevail for the remainder of 2020, the foreign exchange impact for the year would be negative 1 to 2 percentage points on net sales and negative 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key Figures
Continuing operations¹ ²	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USDm	USDm	USD	cc	USDm	USDm	USD	cc
Net sales	11 347	11 764	-4	-1	23 630	22 870	3	6
Operating income	2 352	2 663	-12	-4	5 096	4 905	4	11
As a % of sales	20.7	22.6			21.6	21.4
Core operating income	3 669	3 648	1	6	7 846	6 902	14	19
As a % of sales	32.3	31.0			33.2	30.2
Net income	1 867	2 109	-11	-4	4 040	3 977	2	9
EPS (USD)	0.82	0.91	-10	-3	1.77	1.72	3	11
Core net income	3 108	3 096	0	5	6 657	5 907	13	18
Core EPS (USD)	1.36	1.34	1	6	2.92	2.55	15	19
Cash flows from operating activities	3 961	3 111	27		6 489	5 445	19
Free cash flow	3 631	3 612	1		5 652	5 481	3

Innovative Medicines	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USDm	USDm	USD	cc	USDm	USDm	USD	cc
Net sales	9 188	9 326	-1	1	18 943	18 106	5	7
Operating income	2 033	2 564	-21	-15	4 788	4 673	2	9
As a % of sales	22.1	27.5			25.3	25.8
Core operating income	3 301	3 306	0	5	6 908	6 228	11	16
As a % of sales	35.9	35.4			36.5	34.4

Sandoz	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USDm	USDm	USD	cc	USDm	USDm	USD	cc
Net sales	2 159	2 438	-11	-9	4 687	4 764	-2	1
Operating income	321	282	14	25	276	555	-50	-40
As a % of sales	14.9	11.6			5.9	11.6
Core operating income	475	501	-5	1	1 148	962	19	26
As a % of sales	22.0	20.5			24.5	20.2

Corporate	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USDm	USDm	USD	cc	USDm	USDm	USD	cc
Operating loss / income	-2	-183	nm	nm	32	-323	nm	nm
Core operating loss	-107	-159	33	34	-210	-288	27	28

Discontinued operations	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USDm	USDm	USD	cc	USDm	USDm	USD	cc
Net sales						1 777
Operating income						71
Core operating income						350
Net Income		4 691				4 590

Total Group	Q2 2020	Q2 2019	% change		H1 2020	H1 2019	% change
	USDm	USDm	USD	cc	USDm	USDm	USD	cc
Net income	1 867	6 800	-73	-70	4 040	8 567	-53	-49
EPS (USD)	0.82	2.94	-72	-70	1.77	3.70	-52	-49
Core net income	3 108	3 096	0	5	6 657	6 185	8	12
Core EPS (USD)	1.36	1.34	1	6	2.92	2.67	9	14
Cash flows from operating activities	3 961	3 111	27		6 489	5 523	17
Free cash flow	3 631	3 612	1		5 652	5 419	4
nm = not meaningful
1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio as well as the continuing corporate functions and discontinued operations include the business of Alcon. See page 42 of the Condensed Interim Financial Report for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/bed749ce-ebd9-4018-ab0d-27d775c7c2c8

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continue,” “growth,” “expected,” “to grow,” “demonstrating,” “to advance,” “to support,” “increasing,” “to deliver,” “to drive,” “to evolve,” “remain,” “taking,” “to take,” “to help,” “trends,” “continuing,” “allowing,” “to start,” “ evaluating,” “will,” “until,” “to build,” “evolve,” “launch,” “continued,” “continues,” “to progress,” “may,” “retaining,” “remains,” “believe,” “including,” “can,” “to create,” “to find,” “estimated,” “impact,” “ongoing,” “submissions,” “focus,” “launches,” “launch investments,” “innovation,” “potential,” “guidance,” “commitment,” “pipeline,” “aims,” “momentum,” “could,” “would,” “launched,” “on track,” “growing,” “progressing,” “expanding,” “pending,” “strongly,” “priority,” “filings,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “transformative,” “innovative,” “inventive,” “manageable disruptions,” “expect,” “planned,” “working,” “monitoring,” “anticipated,” “continuously,” “on track,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding our estimates of the impact of past and future COVID-19 related forward purchasing on sales and on our performance; or regarding the impact of the COVID-19 pandemic on clinical trials, and research and development timelines; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding efforts to provide a not-for-profit portfolio of medicines for symptomatic treatment of COVID-19. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics, particularly ophthalmology, in the second half of 2020; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and is expected to continue this year; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 145 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
September 01, 2020	ESG investor day
October 27, 2020	Third quarter results 2020
November 24, 2020	Capital Markets day

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